UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 6, 2009

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

15 Adam Street

London, England WC2N 6LA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                      No      ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                      No      ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.	Press release entitled “Smith & Nephew Q3 Results – continued strong profit performance”, dated November 6, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 6, 2009	By:	/s/ Susan Henderson
Susan Henderson
Company Secretary

Item 1

Smith & Nephew Q3 Results – continued strong profit performance

6 November 2009

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces its results for the third quarter ended 26 September 2009.

	3 months* to			9 months to
	26 Sept 2009	27 Sept 2008	Underlying increase	26 Sept 2009	27 Sept 2008	Underlying increase
	$m	$m	%	$m	$m	%
Revenue[1]	915	930	1	2,706	2,841	2
Trading profit[2]	208	174	22	603	554	17
Operating profit[2]	186	135		534	451
Trading margin (%)	22.8	18.7	410 bps	22.3	19.5	280 bps
EPSA (cents)[3]	16.8	12.2		45.3	39.0
EPS (cents)	14.5	8.4		39.0	29.3
Business Unit revenue[1]
Orthopaedics	503	513	0	1,542	1,608	1
Endoscopy	195	195	1	561	594	0
Advanced Wound Management	217	222	3	603	639	5

*	Q3 2009 comprises 63 trading days (2008 - 63 trading days)

Q3 Commentary

•	Reported revenue $915 million, underlying growth of 1%

•	Reported trading profit $208 million, up 22% underlying

•	EPSA increased 38% to 16.8 cents, partly benefiting from a lower estimated tax rate

•	In Orthopaedics an improved Reconstruction performance was off-set by weaker Trauma

•	Endoscopy continues to achieve strong repair sales while capital equipment related markets remain soft

•	Advanced Wound Management delivered another strong European growth performance at 8%

•	Trading margin improved 410 basis points to 22.8%

Commenting on the third quarter, David Illingworth, Chief Executive of Smith & Nephew, said:

“We achieved a 22% growth in our trading profit at constant currency as our focus on operational efficiency continues to deliver. We are encouraged by improvements in some key parts of our business, including US Reconstruction, arthroscopic repair and Negative Pressure Wound Therapy, together with continued strength in our European Advanced Wound Management and European Endoscopy businesses and our growth from emerging markets.

Market conditions remain challenging, but are showing some early signs of stabilising. We continue to invest in new products and medical education programmes and we are well positioned as market conditions improve.”

News

Analyst conference call

An analyst conference call to discuss Smith & Nephew’s third quarter results will be held at 8:30am GMT/3:30am EST today, Friday, 6 November. This will be broadcast live on the company’s website and will be available on demand shortly after the close of the call at http://www.smith-nephew.com/Q309. A podcast will also be available at the same address. If interested parties are unable to connect to the web, a listen-only service is available by calling +44 (0) 208 322 2048 in the UK or +1 866 432 7175 in the US. Analysts should contact Sarah Halestrap on +44 (0) 20 7960 2257 or by email at sarah.halestrap@smith-nephew.com for conference details.

Notes

[1]

Unless otherwise specified as ‘reported’, all revenue increases/decreases throughout this document are underlying increases/decreases after adjusting for the effects of currency translation. See note 3 to the financial statements for a reconciliation of these measures to results reported under IFRS.

[2]

A reconciliation from operating profit to trading profit is given in note 4 to the financial statements. The underlying increase in trading profit is the increase in trading profit after adjusting for the effects of currency translation and acquisitions.

[3]

Adjusted earnings per ordinary share (“EPSA”) growth is as reported, not underlying, and is stated before restructuring and rationalisation costs, acquisition related costs, amortisation and impairment of acquisition intangibles and taxation thereon. See note 2 to the financial statements.

[4]	All numbers given are for the quarter ended 26 September 2009 unless stated otherwise.

Enquiries

Investors	+44 (0) 20 7401 7646
Liz Hewitt
Phil Cowdy
Smith & Nephew

Media
Jon Coles	+44 (0) 20 7404 5959
Justine McIlroy
Brunswick – London

Cindy Leggett-Flynn	+1 (212) 333 3810
Brunswick – New York

Third Quarter Results

Smith & Nephew delivered another strong profit performance and improvement in trading profit margin. Market conditions remain challenging, but are showing some early signs of stabilising.

We generated revenues of $915 million, compared to $930 million in 2008 and underlying growth of 1% on the same period last year, after adjusting for adverse currency movements of 3%.

Trading profit in the quarter was $208 million, representing strong underlying growth of 22%. The Group trading margin increased by 410 basis points to 22.8%.

The net interest charge was $9 million.

The tax charge for the quarter was 24.1%, reflecting the revised full year estimated effective rate of 29.3% on profit before restructuring and rationalisation costs, acquisition related costs and amortisation of acquisition intangibles. This is a reduction from the previous estimate of 31.8% due to the favourable resolution of certain issues. Adjusted attributable profit of $148 million is before the costs of restructuring and rationalisation, acquisition related costs and amortisation of acquisition intangibles and taxation thereon.

Adjusted earnings per share increased by 38% to 16.8¢ (84.0¢ per American Depositary Share, “ADS”). Basic earnings per share was 14.5¢ (72.5¢ per ADS) compared with 8.4¢ (42.0¢ per ADS) in 2008.

Trading cash flow (defined as cash generated from operations less capital expenditure but before the costs of macrotextured settlements, acquisition related costs and restructuring and rationalisation costs) was $228 million in the quarter reflecting a trading profit to cash conversion rate of 110%.

Net debt decreased by $129 million in the quarter to $1,076 million.

Orthopaedics

Orthopaedics (consisting of Reconstruction, Trauma and Clinical Therapies) generated revenues of $503 million in the quarter, which was unchanged on the prior year on an underlying basis.

Geographically, Orthopaedics grew by 1% in the US, fell by 3% in Europe and grew by 1% in the rest of the world.

Orthopaedic Reconstruction revenues grew at 2%, an improvement on the previous quarter. We estimate that the market grew at 5%, showing some early signs of stabilisation from the sequential falls seen in the previous four quarters. Price pressure remains, but has not changed materially from the previous quarter. In the US our Reconstruction business grew at close to the market rate at 5%, whilst in Europe, where we are implementing operational improvements, revenues fell by 3%.

Our core hip and knee ranges have continued to perform very well, supported by new product introductions such as the R3à Acetabular System, which resulted in global hip growth of 2% and global knee growth of 2%. We also deployed more instrument sets for the PROMOS à Modular Shoulder System which has driven additional sales. Sales of our higher specification and early intervention implant systems remain subdued and this continues to impact our sales mix.

Orthopaedic Trauma revenues fell by 5%, compared to estimated worldwide market growth of 7%. Our growth rate is being affected by the military orders we received in the second half of last year not being repeated and weakness in the external fixation market, particularly for use for deformity correction where Smith & Nephew is the market leader. Nevertheless, we are not satisfied with the results of our Trauma business and we are focusing our efforts to ensure the sales and marketing excellence required to drive this business.

Clinical Therapies revenues fell by 5% to $58 million. In September we launched TRUCATH à Spinal Injection System which is designed to help reduce the risks associated with epidural pain management procedures.

Orthopaedics increased its trading margin by 350 basis points to 23.4% against a weak comparative and benefited from operational improvements such as the results of rationalising our European infrastructure. We have also commenced construction of a new orthopaedic manufacturing plant in Beijing, China.

Endoscopy

Endoscopy revenues increased by 1% to $195 million, with a strong repair segment performance off-set by continued weakness in capital equipment related sales.

US revenues fell by 8%, Europe grew by 9% and the rest of the world grew by 13%. Major markets such as the UK and Australia delivered double digit growth and emerging markets were again strong.

Arthroscopy grew by 8%, again driven by strong growth in repair products, particularly in our shoulder and hip ranges. Visualisation sales continue to be impacted by reduced capital spend from hospitals and fell by 21%. In September we hosted a successful two-day fellowship meeting, “The Wider Scope of Arthroscopy,” that involved more than 100 visiting surgeons, including Fellows from some of the most prestigious programmes in North America.

The trading margin for Endoscopy was 22.4%, up 530 basis points on last year when it was reduced by higher than normal litigation costs. In addition, this quarter we continued to benefit from operating efficiencies and favourable product mix.

Advanced Wound Management

Advanced Wound Management revenues grew 3% to $217 million, in line with the market growth rate of 3% reflecting the recent trend of softer market conditions.

Geographically, Europe grew by 8%, partly due to the growth in Negative Pressure Wound Therapy (‘NPWT’). In addition, we completed the successful consolidation of our UK wholesale distribution arrangements. The rest of the world revenues were unchanged on an underlying basis, and US revenues fell by 5%.

Exudate Management growth was flat and Infection Management grew by 9% with new product launches performing strongly, including the European launch of ACTICOATà Flex designed to deal with soft tissue injuries at high risk of infection.

NPWT has continued to benefit from our recent success in defending our intellectual property position in Germany, UK and Australia, as well as our improving product range and high service levels.

Our new manufacturing facility in China is now supplying ALLEVYN à foam ranges and we have commenced the installation of a second production line.

Advanced Wound Management achieved a trading margin increase of 460 basis points to 21.8% reflecting rigorous cost control and the benefits from our earnings improvement programmes.

Year to Date Results

Reported revenues were $2,706 million with underlying growth at 2% compared to the same period last year.

Reported trading profit for the year to date was up an underlying 17% to $603 million, with trading margin higher at 22.3%. The net interest charge was $30 million. The tax charge of $151 million reflects the revised estimated effective rate for the year of 29.3%. Adjusted attributable profit of $400 million is before the costs of restructuring and rationalisation, acquisition related costs, amortisation of acquisition intangibles and taxation thereon. Attributable profit was $344 million.

EPSA rose by 16% to 45.3¢ (226.5¢ per ADS). Reported basic earnings per share were 39.0¢ (195.0¢ per ADS).

Trading cash flow was $491 million compared with $453 million a year ago. This is a trading profit to cash conversion ratio of 81% compared with 82% a year ago.

Outlook

There are some early signs that markets are stabilising, although we remain cautious about the exact pace of the expected future improvement in market conditions.

Our overall revenue guidance remains unchanged from the last quarter, with stronger Reconstruction performance expected to balance weaker performance in Trauma. In the fourth quarter there is one additional sales day compared to last year.

This year we have already increased our trading profit margin significantly over the prior period. We remain focused on driving operational efficiencies and tightly managing our costs, although, as always, the precise phasing of costs will lead to quarterly variations in margin.

We remain confident in our ability to deliver a good outcome for the full year.

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, including Reconstruction, Trauma and Clinical Therapies; Endoscopy and Advanced Wound Management. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people’s lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The Company operates in 32 countries around the world. Annual sales in 2008 were $3.8 billion.

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. In particular, statements regarding expected revenue growth and trading margins discussed under “Outlook” are forward-looking statements as are discussions of our product pipeline. These statements, as well as the phrases “aim”, “plan”, “intend”, “anticipate”, “well-placed”, “believe”, “estimate”, “expect”, “target”, “consider” and similar expressions, are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors (including, but not limited to, the outcome of litigation, claims and regulatory approvals) that could cause the actual results, performance or achievements of Smith & Nephew, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew’s most recent annual report on Form 20F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Smith & Nephew as of the date hereof. All written or oral forward-looking statements attributable to Smith & Nephew or any person acting on behalf of Smith & Nephew are expressly qualified in their entirety by the foregoing. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement contained herein to reflect any change in Smith & Nephew’s expectation with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

à Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SMITH & NEPHEW plc

2009 QUARTER THREE RESULTS

Unaudited Group Income Statement for the 3 months and 9 months to 26 September 2009

3 Months 2008	3 Months 2009		Notes	9 Months 2009	9 Months 2008
$m	$m			$m	$m
930	915	Revenue	3	2,706	2,841
(274)	(246)	Cost of goods sold		(729)	(815)

656	669	Gross profit		1,977	2,026
(477)	(443)	Selling, general and administrative expenses		(1,335)	(1,460)
(44)	(40)	Research and development expenses		(108)	(115)

135	186	Operating profit	4	534	451
—	—	Interest receivable		1	5
(16)	(9)	Interest payable		(31)	(54)
—	(4)	Other finance costs		(10)	(1)
—	—	Share of results of associates		1	1

119	173	Profit before taxation		495	402
(45)	(45)	Taxation	10	(151)	(142)

74	128	Attributable profit (A)		344	260

		Earnings per share (A)	2
8.4 ¢	14.5 ¢	Basic		39.0 ¢	29.3 ¢
8.3 ¢	14.4 ¢	Diluted		38.8 ¢	29.1 ¢

Unaudited Group Statement of Comprehensive Income for the 3 months and 9 months to 26 September 2009

3 Months 2008	3 Months 2009		9 Months 2009	9 Months 2008
$m	$m		$m	$m
74	128	Attributable profit	344	260
		Other comprehensive income:
(81)	38	Translation adjustments	69	(41)
12	(4)	Net (losses)/gains on cash flow hedges	(14)	18
51	9	Actuarial gains/(losses) on defined benefit pension plans	7	(16)
(17)	(1)	Taxation on items relating to components of other comprehensive income	4	1

(35)	42	Other comprehensive income/(expense) for the period, net of tax	66	(38)

39	170	Total comprehensive income for the period (A)	410	222

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

SMITH & NEPHEW plc

2009 QUARTER THREE RESULTS (continued)

Unaudited Group Balance Sheet as at 26 September 2009

31 Dec 2008		26 Sep 2009	27 Sep 2008
$m		$m	$m
	ASSETS
	Non-current assets
725	Property, plant and equipment	746	755
1,189	Goodwill	1,105	1,225
376	Intangible assets	397	397
7	Investments	7	7
12	Investment in associates	13	12
214	Deferred tax assets	208	147

2,523		2,476	2,543

	Current assets
879	Inventories	995	901
961	Trade and other receivables	939	932
145	Cash and bank	217	149

1,985		2,151	1,982

4,508	TOTAL ASSETS	4,627	4,525

	EQUITY AND LIABILITIES
	Equity attributable to equity holders of the parent
190	Share capital	190	190
375	Share premium	377	373
(823)	Treasury shares	(810)	(827)
1	Other reserves	56	73
1,956	Retained earnings	2,196	1,963

1,699	Total equity	2,009	1,772

	Non-current liabilities
1,358	Long-term borrowings	1,229	1,392
350	Retirement benefit obligation	354	183
36	Other payables due after one year	39	37
51	Provisions due after one year	50	33
46	Deferred tax liabilities	40	65

1,841		1,712	1,710

	Current liabilities
115	Bank overdrafts and loans due within one year	62	154
607	Trade and other payables	613	630
54	Provisions due within one year	59	65
192	Current tax payable	172	194

968		906	1,043

2,809	Total liabilities	2,618	2,753

4,508	TOTAL EQUITY AND LIABILITIES	4,627	4,525

SMITH & NEPHEW plc

2009 QUARTER THREE RESULTS (continued)

Unaudited Condensed Group Cash Flow Statement for the 3 months and 9 months to 26 September 2009

3 Months 2008	3 Months 2009		Notes	9 Months 2009	9 Months 2008
$m	$m			$m	$m
		Net cash inflow from operating activities
119	173	Profit before taxation		495	402
16	9	Net interest payable		30	49
69	67	Depreciation, amortisation and impairment		201	194
—	—	Utilisation of Plus inventory stepped-up on acquisition		—	15
7	5	Share based payment expense		15	17
—	—	Share of results of associates		(1)	(1)
12	30	Movement in working capital and provisions		(92)	(95)

223	284	Cash generated from operations (B)		648	581
(15)	(9)	Net interest paid		(31)	(46)
(46)	(57)	Income taxes paid		(204)	(142)

162	218	Net cash inflow from operating activities		413	393

		Cash flows from investing activities
—	(4)	Acquisitions		(4)	(13)
—	—	Cash received from Plus settlement	8	137	—
(64)	(66)	Capital expenditure		(197)	(198)

(64)	(70)	Net cash used in investing activities		(64)	(211)

98	148	Cash flow before financing activities		349	182

		Cash flows from financing activities
6	—	Proceeds from issue of ordinary share capital		2	17
2	3	Proceeds from own shares		3	2
—	—	Equity dividends paid		(72)	(66)
(36)	(89)	Cash movements in borrowings		(210)	64
(52)	—	Purchase of treasury shares		—	(193)
—	(5)	Settlement of currency swaps		(7)	(7)

(80)	(91)	Net cash used in financing activities		(284)	(183)

18	57	Net increase/(decrease) in cash and cash equivalents		65	(1)
95	133	Cash and cash equivalents at beginning of period		122	109
(4)	8	Exchange adjustments		11	1

109	198	Cash and cash equivalents at end of period (C)		198	109

B	After costs incurred in the nine month period to 26 September 2009 of $4 million (2008 – $9 million) unreimbursed by insurers relating to macrotextured knee revisions, $16 million (2008 – $35 million) of acquisition related costs and $20 million (2008 – $26 million) of outgoings on restructuring and rationalisation costs.

The costs in the three month period to 26 September 2009 were $2 million (2008 – $3 million) unreimbursed by insurers relating to macrotextured knee revisions, $3 million (2008 – $12 million) of acquisition related costs and $5 million (2008 – $6 million) of outgoings on restructuring and rationalisation costs.

C	Cash and cash equivalents at the end of the period are net of overdrafts of $19 million (2008 – $40 million).

SMITH & NEPHEW plc

2009 QUARTER THREE RESULTS (continued)

Unaudited Group Statement of Changes in Equity for the 9 months to 26 September 2009

	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2009 (audited)	190	375	(823)	1	1,956	1,699
Total comprehensive income	—	—	—	55	355	410
Equity dividends accrued and paid	—	—	—	—	(120)	(120)
Share based payment recognised	—	—	—	—	15	15
Cost of shares transferred to beneficiaries	—	—	13	—	(10)	3
Issue of ordinary share capital	—	2	—	—	—	2

At 26 September 2009	190	377	(810)	56	2,196	2,009

	Share capital	Share premium	Treasury shares	Other reserves	Retained earnings	Total equity
	$m	$m	$m	$m	$m	$m
At 1 January 2008 (audited)	190	356	(637)	96	1,811	1,816
Total comprehensive income	—	—	—	(23)	245	222
Equity dividends accrued and paid	—	—	—	—	(109)	(109)
Share based payment recognised	—	—	—	—	17	17
Issue of ordinary share capital	—	17	—	—	—	17
Purchase of treasury shares	—	—	(193)	—	—	(193)
Cost of shares transferred to beneficiaries	—	—	3	—	(1)	2

At 27 September 2008	190	373	(827)	73	1,963	1,772

SMITH & NEPHEW plc

2009 QUARTER THREE RESULTS (continued)

NOTES

1.	These interim financial statements have been prepared in conformity with IAS 34 Interim Financial Reporting. The financial information herein has been prepared on the basis of the accounting policies set out in the annual accounts of the Group for the year ended 31 December 2008. From 2009, the Group has adopted IFRS 8 Operating Segments and the revised standard IAS 1 Presentation of Financial Statements. These impact the presentation and disclosure of information, and therefore no comparative amounts require restatement. In addition, the Group has adopted IFRS 2 Amendment regarding Vesting Conditions and Cancellations, IAS 23 Borrowing Costs (revised 2007) and Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements, none of which have had a significant effect on the reported results or financial position of the Group. Smith & Nephew prepares its annual accounts on the basis of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), IFRS as adopted by the European Union (“EU”) and in accordance with the provisions of the Companies Act 2006. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented.

The financial information contained in this document does not constitute statutory accounts as defined in section 435 of the Companies Act 2006. The auditors issued an unqualified opinion on the Group’s statutory financial statements for the year ended 31 December 2008, which have been delivered to the Registrar of Companies.

2.	Adjusted earnings per ordinary share (“EPSA”) is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure.

EPSA has been calculated by dividing adjusted attributable profit by the weighted (basic) average number of ordinary shares in issue of 883 million (2008 – 888 million). The diluted weighted average number of ordinary shares in issue is 887 million (2008 – 893 million).

3 Months 2008	3 Months 2009			Notes	9 Months 2009		9 Months 2008
$m	$m				$m		$m
74	128		Attributable profit		344		260
			Adjustments:
11	5		Restructuring and rationalisation costs	6	29		25
15	8		Acquisition related costs	7	15		48
13	9		Amortisation of acquisition intangibles		25		30
(6)	(2)		Taxation on excluded items		(13)		(17)

107	148		Adjusted attributable profit		400		346

12.2¢	16.8	¢	Adjusted earnings per share		45.3	¢	39.0	¢
12.0¢	16.7	¢	Adjusted diluted earnings per share		45.1	¢	38.7	¢

SMITH & NEPHEW plc

2009 QUARTER THREE RESULTS (continued)

3.	Revenue by segment for the three months and nine months to 26 September 2009 was as follows:

3 Months 2008	3 Months 2009		9 Months 2009	9 Months 2008	Underlying growth in revenue
$m	$m		$m	$m	%
					3 Months	9 Months
		Revenue by business segment
513	503	Orthopaedics	1,542	1,608	—	1
195	195	Endoscopy	561	594	1	—
222	217	Advanced Wound Management	603	639	3	5

930	915		2,706	2,841	1	2

		Revenue by geographic market
411	403	United States	1,206	1,208	(2)	—
324	310	Europe (D)	932	1,067	3	—
195	202	Africa, Asia, Australasia & Other America	568	566	4	8

930	915		2,706	2,841	1	2

D	Includes United Kingdom nine months revenue of $203 million (2008 – $244 million) and three months revenue of $75 million (2008 – $77 million).

Underlying revenue growth by business segment is calculated by eliminating the effects of translational currency. Reported growth reconciles to underlying growth as follows:

	Reported growth in revenue	Constant currency exchange effect	Underlying growth in revenue
	%	%	%
9 Months
Orthopaedics	(4)	5	1
Endoscopy	(6)	6	—
Advanced Wound Management	(6)	11	5

	(5)	7	2

3 Months
Orthopaedics	(2)	2	—
Endoscopy	—	1	1
Advanced Wound Management	(2)	5	3

	(2)	3	1

SMITH & NEPHEW plc

2009 QUARTER THREE RESULTS (continued)

4.	Trading profit is a trend measure which presents the long-term profitability of the Group excluding the impact of specific transactions that management considers as affect the Group’s short-term profitability. The Group presents this measure to assist investors in their understanding of trends. Operating profit reconciles to trading profit as follows:

3 Months 2008	3 Months 2009		Notes	9 Months 2009	9 Months 2008
$m	$m			$m	$m
135	186	Operating profit		534	451
11	5	Restructuring and rationalisation costs	6	29	25
15	8	Acquisition related costs	7	15	48
13	9	Amortisation of acquisition intangibles		25	30

174	208	Trading profit		603	554

Trading and operating profit by business segment for the three months and nine months to 26 September 2009 were as follows:

		Trading Profit by business segment
103	118	Orthopaedics		366	354
33	43	Endoscopy		124	113
38	47	Advanced Wound Management		113	87

174	208			603	554

		Operating Profit by business segment
76	99	Orthopaedics		313	276
32	42	Endoscopy		118	109
27	45	Advanced Wound Management		103	66

135	186			534	451

5.	Total Assets by business segment as at 26 September 2009 were as follows:

31 Dec 2008		26 Sep 2009	27 Sep 2008
$m		$m	$m
2,755	Orthopaedics	2,733	2,757
690	Endoscopy	702	702
704	Advanced Wound Management	767	770

4,149	Operating assets by business segment	4,202	4,229
359	Unallocated corporate assets (E)	425	296

4,508	Total assets	4,627	4,525

E	Consisting of deferred tax assets and cash at bank.

6.	Restructuring and rationalisation costs of $29 million (2008 – $25 million) were incurred in the nine month period to 26 September 2009. The charge in the three month period to 26 September 2009 was $5 million (2008 – $11 million). These relate to the earnings improvement programme and mainly comprise of costs associated with the rationalisation of operational sites.

7.	Acquisition related costs of $15 million (2008 – $48 million) were incurred in the nine month period to 26 September 2009. The charge in the three month period to 26 September 2009 was $8 million (2008 – $15 million). These relate to the integration of the Plus business. In 2008 this included $15 million relating to the utilisation of the Plus inventory stepped up to fair value on acquisition.

SMITH & NEPHEW plc

2009 QUARTER THREE RESULTS (continued)

8.	On 31 May 2007, the Group completed the acquisition of Plus Orthopedics Holding AG (“Plus”), a private Swiss orthopaedic company for a total of CHF1,086 million ($889 million) in cash, including assumed debt. This has been integrated into the Group’s Orthopaedics business segment.

In January 2009, the Group reached an agreement with the vendors of Plus to reduce the total original purchase price by CHF159 million. As part of the agreement, the Group dropped all its claims and released the vendors from substantially all of the remaining warranties under the original purchase agreement, as well as resolving the contractual purchase price adjustments.

9.	The cumulative number of revisions relating to the macrotextured knee product was 1,049 on 26 September 2009 compared with 1,048 revisions at the end of Quarter Two 2009. This represents 35% of the total implanted. Settlements with patients have been achieved in respect of 1,004 revisions (Quarter Two 2009 – 1,002 settlements). A provision of $26 million remains to cover future settlement costs.

10.	Taxation of $164 million (2008 – $159 million) for the nine months on the profit before restructuring and rationalisation costs, acquisition related costs and amortisation and impairment of acquisition intangibles is at the full year effective rate. In 2009, a taxation benefit of $13 million (2008 – $17 million) arose on restructuring and rationalisation costs, acquisition related costs and amortisation and impairment of acquisition intangibles. Of the $151 million (2008 – $142 million) taxation charge for the nine months, $124 million (2008 – $96 million) relates to overseas taxation.

11.	The first interim dividend for 2009 of 5.46 US cents per ordinary share was declared by the Board on 29 July 2009. This was paid on 3 November 2009 to shareholders whose names appeared on the register at the close of business on 16 October 2009. The sterling equivalent was set at 3.285 pence per ordinary share.

12.	Net debt as at 26 September 2009 comprises:

	26 Sep 2009	27 Sep 2008
	$m	$m
Cash and bank	217	149
Long-term borrowings	(1,229)	(1,392)
Bank overdrafts and loans due within one year	(62)	(154)
Net currency swap (liabilities)/assets (F)	(2)	5

	(1,076)	(1,392)

The movements in the period were as follows:
Opening net debt as at 1 January	(1,332)	(1,310)
Cash flow before financing activities	349	182
Facility fee capitalised into borrowings	—	2
Proceeds from issue of ordinary share capital	2	17
Purchase of treasury shares	—	(193)
Equity dividends paid	(72)	(66)
Proceeds from own shares	3	2
Exchange adjustments	(26)	(26)

Closing net debt as at 26 September 2009	(1,076)	(1,392)

F	Net currency swap liabilities of $2 million (2008 – net currency assets of $5 million) comprise $nil million (2008 – $5 million) of current asset derivatives within trade and other receivables and $2 million (2008 – $nil million) of current liability derivatives within trade and other payables.

SMITH & NEPHEW plc

2009 QUARTER THREE RESULTS (continued)

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW plc

Introduction

We have been engaged by the Company to review the interim financial information in the interim financial report for the three and nine months ended 26 September 2009 which comprises the Group Income Statement, Group Statement of Comprehensive Income, Group Balance Sheet, Condensed Group Cash Flow Statement, Group Statement of Changes in Equity and the related notes 1 to 12. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial statements.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors’ Responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with International Accounting Standards 34, “Interim Financial Reporting”, as adopted by the European Union.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. The financial information included in this interim financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the interim financial information for the three and nine months ended 26 September 2009 based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Review Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information for the three and nine months ended 26 September 2009 is not prepared, in all material aspects, in accordance with International Accounting Standard 34 as adopted by the European Union.

Ernst & Young LLP

London

5 November 2009